Exhibit 11.1

THE HOME DEPOT, INC. AND SUBSIDIARIES

COMPUTATION OF BASIC AND DILUTED
EARNINGS PER SHARE

(In Millions, Except Per Share Data)
	Three Months Ended		Six Months Ended

	July 29,	July 30,	July 29,	July 30,
	2001	2000	2001	2000

BASIC

Net Earnings Available to Common Shareholders	$924	$838	$1,556	$1,466
Weighted Average Number of Common Shares Outstanding	2,334	2,314	2,330	2,311

Basic Earnings Per Share	$0.40	$0.36	$0.67	$0.63

DILUTED

Net Earnings Available to Common Shareholders	$924	$838	$1,556	$1,466
Weighted Average Number of Common Shares Outstanding	2,334	2,314	2,330	2,311
Effect of Potentially Dilutive Securities:
Employee Stock Plans	21	38	21	41

Weighted Average Number of Common Shares Outstanding Assuming Dilution	2,355	2,352	2,351	2,352

Diluted Earnings Per Share	$0.39	$0.36	$0.66	$0.62

Employee stock plans represent options and shares granted under the Company's employee stock purchase, stock option and deferred compensation stock plans.